■ EX-99.1.
Changes in Affiliates (Addition)
1.	Company to be affiliated

—	Company Name: Suwon Green Environment Ltd. (tentative)

—	Total Asset (KRW): 50,000,000

—	Total Equity (KRW): 50,000,000

—	Total Liabilities (KRW): —

—	Total Capital (KRW): 50,000,000

—	Purpose of the company : Private investment on sewage facility in city of Suwon

2.	Name of Company Group: POSCO

3.	Reason for Addition: Incorporation of a new corporation

4.	Total number of affiliated companies after additional affiliation: 66

5.	Date of Addition: March 2, 2007

6.	Others

—	POSCO E&C(POSCO Engineering & Construction Co., Ltd.), which is a subsidiary of POSCO, invests 45.83% of the total amount.

—	Date of Addition above means the date when the Korea Fair Trade commission confirmed that Suwon Green Environment Ltd. (tentative) belongs to POSCO Business Group.

—	The company name in English above may be changed. (It is tentative)